UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-206477).

EXPLANATORY NOTE

Exhibit 99.1 to this report on Form 6-K contains Canadian Pacific Railway Limited’s (“CPRL”) unaudited interim consolidated financial statements for the three and nine months ended September 30, 2015 (the “Third Quarter 2015 Financial Statements”), including supplemental Note 15 (the “CCFI Note”). The CCFI Note presents condensed consolidating financial information in accordance with Rule 3-10(c) of Regulation S-X.

Except as otherwise indicated herein, the historical financial information contained in the Third Quarter 2015 Financial Statements remains unchanged.

The document listed below as Exhibit 99.1 is hereby filed, not furnished, with this report on Form 6-K and with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 24, 2015		/s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 24, 2015		/s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Canadian Pacific Railway Limited unaudited interim consolidated financial statements for the three and nine months ended September 30, 2015, including supplemental Note 15.